Exhibit 11

Statement Regarding Computation of Per Share Earnings

SOUTHERN MISSOURI BANCORP, INC. AND SUBSIDIARY
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Year Ended June 30,
	2001	2000	1999
	(Dollars in thousands)
Basic Average shares outstanding	1,229,652	1,277,562	1,334,299
Net income	$1,548,602	$1,320,169	$1,644,764
Basic earnings per share	$ 1.26	$ 1.03	$ 1.23

Diluted Average shares outstanding	1,229,652	1,277,562	1,334,299

Net effect of dilutive stock options - based on the treasury stock method using the period end market price, if greater than average market price	10,507	13,496	31,793

Total	1,240,159	1,291,058	1,366,092
Net income	$1,548,602	$1,320,169	$1,644,764
Diluted earnings per share	$ 1.25	$ 1.02	$ 1.20